UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Niles Financial, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value per share

(Title of Class of Securities)

33582N 10 6

(CUSIP Number)

William L. Stephens
c/o First Niles Financial, Inc.
55 North Main Street
P.O. Box 311
Niles, Ohio 44446
(330) 652-2539

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NEXT PAGE

CUSIP NO. 33582N 10 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) William L. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 25,183
	8	SHARED VOTING POWER 82,206
	9	SOLE DISPOSITIVE POWER 25,183
	10	SHARED DISPOSITIVE POWER 82,206

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,389

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.7%

14	TYPE OF REPORTING PERSON IN

NEXT PAGE

Item 1.   Security and Issuer

          The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of First Niles Financial, Inc. ("First Niles"), with its main office located at 55 North Main Street, Niles, Ohio 44446.

Item 2.   Identity and Background

          The name and business address of the person filing this statement is William L. Stephens, c/o First Niles Financial, 55 North Main Street, P.O. Box 311, Niles, Ohio 44446. Mr. Stephens serves as Chairman of the Board, President and Chief Executive Officer of First Niles and its wholly owned subsidiary, Home Federal Savings and Loan Association of Niles. During the last five years, Mr. Stephens has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

          Mr. Stephens is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

          Mr. Stephens has acquired beneficial ownership of 107,389 shares of Common Stock as follows:

(i)	30,000 shares purchased by Mr. Stephens using personal funds at an aggregate cost of $300,000, which shares are held jointly with Mr. Stephens' spouse;
(ii)	23,940 shares purchased by Mr. Stephens through the exercise of stock options awarded to Mr. Stephens under the Company's 1999 Stock Option and Incentive Plan (the "Stock Option Plan") using personal funds at an aggregate cost of $299,968.20, which shares are held jointly with Mr. Stephens' spouse;

(iii)	14,035 shares of restricted stock awarded to Mr. Stephens at no cost to Mr. Stephens under the Company's Recognition and Retention Plan, all of which are now vested and no longer subject to any restrictions;

(iv)	11,148 shares of Common Stock underlying unexercised stock options awarded to Mr. Stephens under the Company's Stock Option Plan, which are all currently exercisable; and
(v)	28,266 shares allocated to Mr. Stephens' account under the Company's Employee Stock Ownership Plan ("ESOP").

3 of 6
NEXT PAGE

Item 4.   Purpose of Transaction

          Except with respect to the stock options and shares of restricted stock awarded to Mr. Stephens by the Company as compensation, all of the shares acquired by Mr. Stephens, directly or indirectly, were acquired for investment purposes. Mr. Stephens may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of First Niles for investment purposes or dispose of shares of First Niles. As an executive officer and director of First Niles, Mr. Stephens regularly explores potential actions and transactions which may be advantageous to First Niles, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of First Niles.

          Except as noted above, Mr. Stephens has no plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of First Niles, or the disposition of securities by First Niles;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving First Niles or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of First Niles or any of its subsidiaries;
(d)	any change in the present Board of Directors or management of First Niles, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	any material change in the present capitalization or dividend policy of First Niles;
(f)	any other material change in First Niles' business or corporate structure;
(g)	changes in First Niles' articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Niles by any persons;
(h)	causing a class of securities of First Niles to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

(i)	a class of equity securities of First Niles becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	any action similar to any of those enumerated above.

NEXT PAGE

Item 5.   Interest in Securities of the Issuer

1.	The aggregate number of shares of Common Stock beneficially owned by Mr. Stephens as of the date of this filing is 107,389 shares, representing 7.7% of the shares of Common Stock outstanding.
2.	With respect to the 107,389 shares of Common Stock beneficially owned by Mr. Stephens, he has sole voting and dispositive powers over 25,183 of these shares, including 11,148 shares subject to currently exercisable stock options. Mr. Stephens has shared voting and dispositive power over the 82,206 of these shares, which include 28,266 shares allocated to his ESOP account and 53,940 shares held jointly with his spouse, Shirley Stephens. Shirley Stephens' address is c/o First Niles Financial, 55 North Main Street, P.O. Box 311, Niles, Ohio 44446. Mrs. Stephens is retired. During the last five years, Mrs. Stephens has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Stephens is a citizen of the United States of America.

3.	During the 60-day period prior to the date of this filing, Mr. Stephens did not effect any transactions in the Common Stock, however, on February 11, 2005, Mr. Stephens received his plan statement from the ESOP trustee indicating that 5,013 shares had been allocated to his ESOP account as of the year ended December 31, 2004.

4.	No person other than Mr. Stephens is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Stephens, except with respect to the 28,266 shares held in Mr. Stephens' ESOP account.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Stephens and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Stephens are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.   Material to be Filed as Exhibits

None.

5 of 6
NEXT PAGE

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 17, 2005	/s/ William L. Stephens

###